Exhibit 99.9

Consolidated Balance Sheets

(unaudited) (US $ millions)	Note	Sep 26, 2015	Dec 31, 2014 (note 14(a))	Jan 1, 2014 (note 14(a))
Assets
Current assets
Cash and cash equivalents		$2	$92	$327
Accounts receivable	3	169	140	155
Tax receivable		—	2	10
Inventory	4	183	184	169

		354	418	661
Non-current assets
Property, plant and equipment		1,264	1,341	1,388
Deferred income tax assets		6	29	14
Other assets	5	29	36	43

		1,299	1,406	1,445

		$1,653	$1,824	$2,106

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$207	$218	$246
Current portion of long-term debt	6	—	—	9

		207	218	255
Non-current liabilities
Long-term debt	6	744	748	746
Other long-term debt	3	44	—	—
Other liabilities	7	37	47	40
Deferred income tax liabilities		101	152	186

		926	947	972

Shareholders’ equity	8	520	659	879

		$1,653	$1,824	$2,106

(See accompanying notes)

Consolidated Statements of Earnings

(unaudited) Periods ended Sep 26 and Sep 27 (US $ millions, except per share information)	Note	Q3 2015	Q3 2014 (note 14 (b))	9 mos 2015	9 mos 2014 (note 14 (b))
Sales	13	$378	$409	$1,094	$1,229
Cost of sales		(345)	(386)	(1,022)	(1,117)
General and administrative expenses		(3)	(4)	(10)	(11)

Earnings before the under-noted		30	19	62	101

Foreign exchange loss on Ainsworth Notes		—	(16)	(28)	(17)
Costs on early extinguishment of Ainsworth Notes	6	—	—	(25)	—
(Loss) gain on derivative financial instrument on Ainsworth Notes	11	—	(12)	5	(9)
Merger transaction costs	1	—	(1)	(8)	(1)
Severance incurred to achieve Merger synergies		—	—	(2)	—
Costs related to terminated LP acquisition	14(f)(iii)	—	—	—	(2)

Earnings (loss) before finance costs, income tax and depreciation	13	30	(10)	4	72
Finance costs		(14)	(13)	(41)	(40)
Depreciation	13	(22)	(21)	(65)	(62)
Income tax (expense) recovery		(3)	15	33	17

Loss		$(9)	$(29)	$(69)	$(13)

Loss per common share	9
Basic and Diluted		$(0.11)	$(0.34)	$(0.81)	$(0.15)

(See accompanying notes)

Consolidated Statements of Comprehensive Loss

(unaudited) Periods ended Sep 26 and Sep 27 (US $ millions)	Q3 2015	Q3 2014 (note 14 (c))	9 mos 2015	9 mos 2014 (note 14(c))
Loss	$(9)	$(29)	$(69)	$(13)
Other comprehensive income (loss), net of tax
Item that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligation	—	—	4	(7)
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(11)	(29)	(44)	(28)
Net loss on Euro cash flow hedge	(1)	—	—	—

Other comprehensive loss, net of tax	(12)	(29)	(40)	(35)

Comprehensive loss	$(21)	$(58)	$(109)	$(48)

(See accompanying notes)

Consolidated Statements of Changes in Shareholders’ Equity

(unaudited) Periods ended Sep 26 and Sep 27 (US $ millions)	Note	Q3 2015	Q3 2014 (note 14 (d))	9 mos 2015	9 mos 2014 (note 14 (d))
Share capital
Balance, beginning of period		$1,334	$1,235	$1,235	$1,234
Issue of common shares upon closing of Merger	1,8	—	—	96	—
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	8	—	—	3	1

Balance, end of period		$1,334	$1,235	$1,334	$1,235

Merger reserve
Balance, beginning of period		$(96)	$—	$—	$—
Issue of common shares upon closing of Merger	1,8	—	—	(96)	—

Balance, end of period		$(96)	$—	$(96)	$—

Contributed surplus
Balance, beginning of period		$10	$8	$9	$8
Stock-based compensation	8	—	1	1	1

Balance, end of period		$10	$9	$10	$9

Retained deficit
Balance, beginning of period		$(549)	$(350)	$(461)	$(308)
Loss		(9)	(29)	(69)	(13)
Common share dividends		(6)	(30)	(34)	(88)

Balance, end of period(i)		$(564)	$(409)	$(564)	$(409)

Accumulated other comprehensive loss
Balance, beginning of period		$(152)	$(61)	$(124)	$(55)
Other comprehensive loss		(12)	(29)	(40)	(35)

Balance, end of period	8	$(164)	$(90)	$(164)	$(90)

Shareholders’ equity		$520	$745	$520	$745

(See accompanying notes)

(i)	Retained deficit comprised of:

Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained deficit	(301)	(146)

Consolidated Statements of Cash Flows

(unaudited) Periods ended Sep 26 and Sep 27 (US $ millions)	Note	Q3 2015	Q3 2014 (note 14(e))	9 mos 2015	9 mos 2014 (note 14(e))
CASH PROVIDED BY (USED FOR):
Operating activities
Loss		$(9)	$(29)	$(69)	$(13)
Items not affecting cash:
Depreciation		22	21	65	62
Deferred income tax		2	(13)	(32)	(20)
Loss (gain) on derivative financial instrument on Ainsworth Notes		—	12	(5)	9
Foreign exchange loss on Ainsworth Notes		—	16	28	17
Other items		(2)	(10)	16	(4)

		13	(3)	3	51
Net change in non-cash operating working capital balances	10	8	33	(37)	(48)
Net change in tax receivable		2	4	2	5

		23	34	(32)	8

Investing activities
Investment in property, plant and equipment		(13)	(30)	(41)	(86)
Investment in intangible assets		(1)	(1)	(3)	(2)

		(14)	(31)	(44)	(88)

Financing activities
Common share dividends paid		(6)	(29)	(33)	(87)
Issuance of debt	6	—	—	315	—
Debt issue costs	6	—	—	(6)	(1)
Repayment of debt	6	—	—	(315)	—
Premium on early extinguishment of Ainsworth Notes	6	—	—	(13)	—
Accounts receivable securitization (repayment) drawings	3	(6)	—	44	—
Repayment on equipment financing loans		—	(6)	—	(9)
Issue of common shares	8	—	—	1	—

		(12)	(35)	(7)	(97)

Foreign exchange revaluation on cash and cash equivalents held		(5)	(6)	(7)	(6)

Cash and cash equivalents
Decrease during period		(8)	(38)	(90)	(183)
Balance, beginning of period		10	182	92	327

Balance, end of period	10	$2	$144	$2	$144

(See accompanying notes including note 10 for supplemental cash flow information)

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of Brookfield holding a controlling equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 17 plant locations in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction (the Merger). Under the terms of the transaction, Ainsworth shareholders received 0.1321 of a share of the Company for each Ainsworth share held pursuant to a plan of arrangement under the British Columbia Business Corporations Act. Based on the number of Ainsworth common shares outstanding as at March 31, 2015, 31.8 million Norbord common shares were issued to Ainsworth shareholders. Ainsworth became a wholly-owned subsidiary of Norbord and Ainsworth’s shares were delisted from the Toronto Stock Exchange on April 2, 2015.

Prior to the completion of the transaction, Brookfield controlled approximately 52% and 55% of the outstanding common shares of the Company and Ainsworth, respectively, and now controls approximately 53% of the outstanding common shares of the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed consolidated interim financial statements (interim financial statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with (a) the accounting policies the Company disclosed in its audited consolidated financial statements as at, and for the year ended, December 31, 2014, and (b) the accounting policies disclosed in note 2(c), except for the impact of accounting for the Merger on a continuity of interest basis as described in note 2(b). These interim financial statements do not contain all of the disclosures that are required in annual financial statements prepared under IFRS and should be read in conjunction with the Company’s 2014 audited annual financial statements which include information necessary or useful to understanding the Company’s business and financial statement presentation. The Company’s interim results are not necessarily indicative of its results for a full year.

These interim financial statements were authorized for issuance by the Board of Directors of the Company on October 29, 2015.

(b)	Basis of Presentation

These financial statements of the Company are presented on a combined basis and retrospectively combine the financial statements of the Company and Ainsworth as if they had always been combined; see note 14 for reconciliations of prior period financial statement figures. Supplemental unaudited annual disclosures of the combined entity as at December 31, 2014 are provided in notes 15 to 18. For the translation of the results and balances of Ainsworth for prior comparative periods see note 14(f)(i).

(c)	New Accounting Policies

The accounting policies of the Company and Ainsworth were consistent, and in addition to the accounting policies disclosed in note 2 in the Company’s 2014 audited annual financial statements, the following policies were adopted:

(i)	Business Combinations

The Company has elected not to account for the Merger as a business combination under IFRS 3 Business Combinations, as the transaction represents a combination of entities under common control of Brookfield. Accordingly, the combination was completed on a book value basis and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

(ii)	Intangible Assets

Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized on the basis of the volume of timber harvested. Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount may not be recoverable, the intangible assets would be reviewed for impairment.

(iii)	Reforestation Obligations

For certain operations, timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The fair value of the future estimated reforestation obligation is accrued and recognized in cost of sales on the basis of the volume of timber harvested; fair value is determined by discounting the estimated future cash flows using a credit adjusted risk-free rate. Subsequent changes to fair value resulting from the passage of time and revisions to fair value calculations are recognized in earnings as they occur.

(d)	Future Change in Accounting Policies

Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15) which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In September 2015, the IASB formalized a one-year deferral of the effective date from January 1, 2017 to January 1, 2018 and will be effective for the year ending December 31, 2018. The Company is currently assessing the impact of IFRS 15 on its financial statements.

NOTE 3. ACCOUNTS RECEIVABLE

The Company has $125 million accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $139 million (December 31, 2014 – $102 million; January 1, 2014 – $113 million) in accounts receivable, and Norbord recorded cash proceeds received of $44 million (December 31, 2014 and January 1, 2014 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes.

The securitization program contains no financial covenants. However, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at October 29, 2015, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Sep 26, 2015	Dec 31, 2014	Jan 1, 2014
Raw materials	$49	$56	$50
Finished goods	70	68	64
Operating and maintenance supplies	64	60	55

	$183	$184	$169

At period-end, the provision to reflect inventories at the lower of cost and net realizable value was $2 million (December 31, 2014 –$2 million; January 1, 2014 – $1 million).

The amount of inventory recognized as an expense was as follows:

(US $ millions)	Q3 2015	Q3 2014	9 mos 2015	9 mos 2014
Cost of inventories	$335	$375	$990	$1,081
Depreciation on property, plant and equipment	22	21	65	62

	$357	$396	$1,055	$1,143

NOTE 5. OTHER ASSETS

(US $ millions)	Note	Sep 26, 2015	Dec 31, 2014	Jan 1, 2014
Investment tax credit receivable		$14	$15	$16
Intangible assets		13	11	7
Derivative financial asset	11	—	7	18
Other		2	3	2

		$29	$36	$43

NOTE 6. LONG-TERM DEBT

(US $ millions)	Sep 26, 2015	Dec 31, 2014	Jan 1, 2014
Principal value
7.7% senior secured notes due 2017	$200	$200	$200
5.375% senior secured notes due 2020	240	240	240
6.25% senior secured notes due 2023	315	—	—
7.5% senior secured notes due 2017	—	315	315
Equipment financing loans	—	—	9

	755	755	764
Debt issue costs	(11)	(7)	(9)

	744	748	755
Less: Current portion	—	—	(9)

	$744	$748	$746

Senior Secured Notes Due 2023

On April 16, 2015, the Company completed the issuance of $315 million in senior secured notes due 2023 with an interest rate of 6.25%. Debt issue costs of $6 million were incurred in connection with the issuance. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and 2020 and committed revolving bank lines. The Company used the proceeds to redeem, prior to maturity, the $315 million senior secured notes due 2017 of Ainsworth (Ainsworth Notes) that were assumed upon closing of the Merger on March 31, 2015 (see note 1). As a result of the early redemption, a premium of $13 million was paid, a $1 million charge related to net unamortized debt issue costs was recorded and an $11 million charge to extinguish the related derivative financial instrument was recognized (see note 11).

Revolving Bank Lines

The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date for $225 million of the total aggregate commitment is May 2018 and the remaining $20 million commitment matures in May 2016. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2017, 2020 and 2023 senior secured notes.

At period-end, $5 million was utilized for letters of credit and $240 million was available to support short-term liquidity requirements.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $450 million and maximum net debt to total capitalization, as defined, of 65%. The Company was in compliance with the financial covenants at period-end.

NOTE 7. OTHER LIABILITIES

(US $ millions)	Sep 26, 2015	Dec 31, 2014	Jan 1, 2014
Defined benefit pension obligation	$27	$34	$26
Accrued employee benefits	7	9	10
Reforestation obligation	3	3	4
Other	—	1	—

	$37	$47	$40

NOTE 8. SHAREHOLDERS’ EQUITY

Share Capital

The Company’s share capital is as follows:

	9 mos 2015
	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of period	53.5	$662
Issue of common shares upon closing of Merger	31.8	669
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	0.1	3

Common shares outstanding, end of period	85.4	$1,334

Stock Options

Year-to-date, 0.2 million stock options were granted (2014 – 0.2 million) under the Company’s stock option plan. Year-to-date, stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2014 – less than $1 million).

Upon closing of the Merger, each outstanding Ainsworth stock option was exchanged for a replacement option to acquire a number of Norbord common shares using the exchange ratio as provided in the plan of arrangement. All such replacement options vested immediately upon closing of the Merger. Otherwise all terms and conditions of a replacement option, including the terms of expiry, conditions to and manner of exercising, are the same as the Ainsworth stock options immediately prior to the closing of the Merger. As a result, 0.4 million replacement options were issued in exchange for the outstanding Ainsworth stock options.

Year-to-date, 0.1 million common shares were issued as a result of options exercised under the stock option plan for total proceeds of $1 million (2014 – no stock options were exercised).

Dividend Reinvestment Plan

Year-to-date, $1 million of dividends were reinvested in common shares (2014 – $1 million).

Merger Reserve

Merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance, and the book value of the Ainsworth common shares exchanged upon closing of the Merger (note 1).

Accumulated Other Comprehensive Loss

(US $ millions)	Sep 26, 2015	Dec 31, 2014	Jan 1, 2014
Foreign currency translation loss on investment in foreign operations	$(124)	$(80)	$(23)
Net loss on hedge of net investment in foreign operations	(8)	(8)	(8)
Actuarial loss on defined benefit pension obligation	(32)	(36)	(24)

Accumulated other comprehensive loss, net of tax	$(164)	$(124)	$(55)

NOTE 9. LOSS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	Q3 2015	Q3 2014	9 mos 2015	9 mos 2014
Loss available to common shareholders	$(9)	$(29)	$(69)	$(13)

Common shares (millions):
Weighted average number of common shares outstanding(1)	85.4	85.3	85.3	85.2
Stock options(2)	—	—	—	—

Diluted number of common shares	85.4	85.3	85.3	85.2

Loss per common share:
Basic and Diluted	$(0.11)	$(0.34)	$(0.81)	$(0.15)

(1)	Includes 31.8 million Norbord common shares issued upon closing of the Merger to give effect to the Merger as if it had occurred on January 1, 2014.
(2)	Applicable if dilutive and when the weighted average daily closing share price for the period was greater than the exercise price for stock options.

NOTE 10. SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash operating working capital balance comprises:

(US $ millions)	Q3 2015	Q3 2014	9 mos 2015	9 mos 2014
Cash provided by (used for):
Accounts receivable	$(3)	$3	$(31)	$(19)
Inventory	(2)	25	4	—
Accounts payable and accrued liabilities	13	5	(10)	(29)

	$8	$33	$(37)	$(48)

Cash interest and income taxes comprises:

(US $ millions)	Q3 2015	Q3 2014	9 mos 2015	9 mos 2014
Cash interest paid	$8	$7	$31	$35
Cash income taxes (recovered), net	(2)	(5)	(4)	(2)

Cash and cash equivalents comprises:

(US $ millions)	Sep 26, 2015	Sep 27, 2014
Cash	$2	$70
Cash equivalents	—	74

	$2	$144

At period-end, cash and cash equivalents does not include any restricted cash (December 31, 2014 – $2 million; January 1, 2014 – $4 million).

NOTE 11. FINANCIAL INSTRUMENTS

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Sep 26, 2015		Dec 31, 2014		Jan 1, 2014
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$2	$2	$92	$92	$327	$327
Accounts receivable	Loans and receivables	169	169	140	140	155	155

		$171	$171	$232	$232	$482	$482

Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	$207	$207	$218	$218	$246	$246
Long-term debt	Other financial liabilities	744	765	748	775	755	803
Other long-term debt	Other financial liabilities	44	44	—	—	—	—
Other liabilities	Other financial liabilities	37	37	47	47	40	40

		$1,032	$1,053	$1,013	$1,040	$1,041	$1,089

Derivative Financial Instruments

Canadian Dollar Monetary Hedge

At period-end, the Company had a foreign currency forward contract representing a notional amount of CAD $2 million (December 31, 2014 – CAD $9 million; January 1, 2014 – CAD $1 million) in place to buy US dollars and sell Canadian dollars with a maturity of October 2015. The fair value of this contract at period-end is an unrealized loss of less than $1 million (December 31, 2014 and January 1, 2014 – an unrealized gain of less than $1 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at period-end.

Euro Cash Flow Hedge

At period-end, the Company had foreign currency options representing a notional amount of €10 million (December 31, 2014 – €55 million; January 1, 2014 – €100 million) in place to buy Pounds Sterling and sell Euros with maturities between October and November 2015. The fair value of these contracts at period-end is less than $1 million (December 31, 2014 and January 1, 2014 – less than $1 million).

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchanges rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Year-to-date, realized gains on the Company’s matured currency hedges were $1 million (2014 – less than $1 million). Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

Embedded Call Option

The Ainsworth Notes contained an embedded call option, whereby Ainsworth had the right to repurchase 10% of the original principal of the Ainsworth Notes each year in the first two years, and the right to redeem the Ainsworth Notes subsequently. The derivative financial instrument was recorded at fair value in other assets at issuance of the Ainsworth Notes and was revalued at each reporting period based on the market value of the Ainsworth Notes, the current interest rates and the credit spread. As a result of the redemption of the Ainsworth Notes in April 2015, the derivative financial instrument was extinguished and the remaining carrying value written-off (see note 6). Year-to-date, $5 million in revaluation gains (2014 – $9 million in revaluation losses) were recognized.

NOTE 12. RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company enters into various transactions on market terms with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during the normal course of business.

The Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. Year-to-date, the fees for services rendered and the cost of goods purchased were less than $1 million (2014 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a shareholder, has significant influence. At period-end, $4 million (December 31, 2014 – $2 million; January 1, 2014 – $3 million) due from Interex was included in accounts receivable.

NOTE 13. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

				Q3 2015
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$258	$120	$—	$378
EBITDA(1)	22	11	(3)	30
Depreciation	19	3	—	22
Investment in property, plant and equipment	9	4	—	13

				Q3 2014
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$277	$132	$—	$409
EBITDA(1)	11	11	(32)	(10)
Depreciation	17	4	—	21
Investment in property, plant and equipment	23	9	—	32

				9 mos 2015
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$749	$345	$—	$1,094
EBITDA(1)	44	28	(68)	4
Depreciation	54	11	—	65
Investment in property, plant and equipment	31	8	—	39
Property, plant and equipment	1,139	125	—	1,264

				9 mos 2014
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$835	$394	$—	$1,229
EBITDA(1)	76	36	(40)	72
Depreciation	51	11	—	62
Investment in property, plant and equipment	67	19	—	86
Property, plant and equipment(2)	1,210	131	—	1,341

(1)	EBITDA is a non-IFRS financial measure, which the Company defines as earnings (loss) before finance costs, income tax and depreciation. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
(2)	Balance as at December 31, 2014.

NOTE 14. PRIOR PERIOD COMPARATIVES

As a result of accounting for the Merger as a transaction under common control (see note 2(c)(i)), the prior period comparative amounts have been restated to give effect to the Merger as if the Company and Ainsworth had always been combined. The following tables reconcile the financial statements for all prior periods presented.

(a)	Reconciliation of the consolidated Balance sheets (including Shareholders’ equity) as at December 31, 2014 and January 1, 2014

As at December 31, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclassifications (USD)	Norbord Restated (USD)
Assets

Current assets
Cash and cash equivalents	$25	$76	$65	$2	$92
Restricted cash	—	3	2	(2)	—
Accounts receivable	121	20	18	1	140
Tax receivable	4	(3)	(2)	—	2
Inventory	125	69	59	—	184
Prepaid expenses	—	6	5	(5)	—

	275	171	147	(4)	418
Non-current assets
Property, plant and equipment	800	630	543	(2)	1,341
Deferred income tax assets	29	—	—	—	29
Intangible assets	—	6	5	(5)	—
Other assets	—	10	10	26	36

	829	646	558	19	1,406

	$1,104	$817	$705	$15	$1,824

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities	$181	$42	$37	$—	$218

Non-current liabilities
Long-term debt	434	364	314	—	748
Accrued pension benefit liability	—	11	10	(10)	—
Reforestation obligation	—	4	3	(3)	—
Liabilities related to discontinued operations	—	3	3	(3)	—
Other liabilities	31	—	—	16	47
Deferred income tax liabilities	99	45	38	15	152

	564	427	368	15	947
Share capital	662	583	573	—	1,235
Contributed surplus	7	2	2	—	9
Retained deficit	(280)	(237)	(200)	19	(461)
Accumulated other comprehensive loss	(30)	—	(75)	(19)	(124)

Shareholders’ equity	359	348	300	—	659

	$1,104	$817	$705	$15	$1,824

(Refer to Notes in note 14(f))

As at January 1, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclassifications (USD)	Norbord Restated (USD)
Assets

Current assets
Cash and cash equivalents	$193	$137	$129	$5	$327
Restricted cash	—	5	5	(5)	—
Accounts receivable	130	24	23	2	155
Tax receivable	11	(1)	(1)	—	10
Inventory	120	52	49	—	169
Prepaid expenses	—	5	5	(5)	—

	454	222	210	(3)	661
Non-current assets
Property, plant and equipment	794	629	591	3	1,388
Deferred income tax assets	14	—	—	—	14
Intangible assets	—	8	7	(7)	—
Other assets	—	22	20	23	43

	808	659	618	19	1,445

	$1,262	$881	$828	$16	$2,106

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities	$206	$42	$40	$—	$246
Current portion of long-term debt	—	10	9	—	9

	206	52	49	—	255
Non-current liabilities
Long-term debt	433	333	313	—	746
Accrued pension benefit liability	—	8	7	(7)	—
Reforestation obligation	—	4	4	(4)	—
Liabilities related to discontinued operations	—	2	2	(2)	—
Other liabilities	27	—	—	13	40
Deferred income tax liabilities	120	53	50	16	186

	580	400	376	16	972
Share capital	661	583	573	—	1,234
Contributed surplus	6	2	2	—	8
Retained deficit	(190)	(156)	(131)	13	(308)
Accumulated other comprehensive loss	(1)	—	(41)	(13)	(55)

Shareholders’ equity	476	429	403	—	879

	$1,262	$881	$828	$16	$2,106

(Refer to Notes in note 14(f))

(b)	Reconciliation of the consolidated Statements of Earnings for the three months and nine months ended September 27, 2014

(Unaudited) Three months ended Sep 27, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclassifications (USD)	Norbord Restated (USD)
Sales	$302	$116	$107	$—	$409
Cost of sales	(284)	—	—	(102)	(386)
Costs of products sold	—	(109)	(100)	100	—
Selling and administration	—	(4)	(4)	4	—
General and administrative expenses	(3)	—	—	(1)	(4)

Earnings before the under-noted	15	3	3	1	19

Foreign exchange loss on Ainsworth Notes	—	(17)	(16)	—	(16)
Loss on derivative financial instrument on Ainsworth Notes	—	(12)	(12)	—	(12)
Merger transaction costs	—	—	—	(1)	(1)

Earnings (loss) before finance costs, income tax and depreciation	15	(26)	(25)	—	(10)
Finance costs	(8)	(6)	(5)	—	(13)
Depreciation	(15)	(7)	(6)	—	(21)
Income tax recovery	13	3	2	—	15

Earnings (loss)	$5	$(36)	$(34)	$—	$(29)

(Unaudited) Nine months ended Sep 27, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclassifications (USD)	Norbord Restated (USD)
Sales	$916	$341	$313	$—	$1,229
Cost of sales	(832)	—	—	(285)	(1,117)
Costs of products sold	—	(304)	(278)	278	—
Selling and administration	—	(14)	(13)	13	—
General and administrative expenses	(9)	—	—	(2)	(11)

Earnings before the under-noted	75	23	22	4	101

Foreign exchange loss on Ainsworth Notes	—	(18)	(17)	—	(17)
Loss on derivative financial instrument on Ainsworth Notes	—	(9)	(9)	—	(9)
Merger transaction costs	—	—	—	(1)	(1)
Costs related to terminated LP acquisition	—	—	—	(2)	(2)
Other	—	1	1	(1)	—

Earnings (loss) before finance costs, income tax and depreciation	75	(3)	(3)	—	72
Finance costs	(23)	(19)	(17)	—	(40)
Depreciation	(43)	(21)	(19)	—	(62)
Income tax recovery	14	4	3	—	17

Earnings (loss)	$23	$(39)	$(36)	$—	$(13)

(Refer to Notes in note 14(f))

(c)	Reconciliation of the consolidated Statements of Comprehensive Income (Loss) for the three months and nine months ended September 27, 2014

(Unaudited) Three months ended September 27, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclassifications (USD)	Norbord Restated (USD)
Earnings (loss)	$5	$(36)	$(34)	$—	$(29)

Other comprehensive loss, net of tax
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(15)	—	—	(14)	(29)

Other comprehensive loss, net of tax	(15)	—	—	(14)	(29)

Comprehensive loss	$(10)	$(36)	$(34)	$(14)	$(58)

(Unaudited) Nine months ended September 27, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclassifications (USD)	Norbord Restated (USD)
Earnings (loss)	$23	$(41)	$(36)	$—	$(13)

Other comprehensive loss, net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	(3)	—	—	(4)	(7)
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(11)	—	—	(17)	(28)

Other comprehensive loss, net of tax	(14)	—	—	(21)	(35)

Comprehensive loss	$9	$(41)	$(36)	$(21)	$(48)

(Refer to Notes in note 14(f))

(d)	Reconciliation of the consolidated Statements of Changes in Shareholders’ Equity for the three months and nine months ended September 27, 2014

(Unaudited) Three months ended September 27, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclassifications (USD)	Norbord Restated (USD)
Share capital
Balance, beginning of period	$662	$583	$573	$—	$1,235
Issue of common shares	—	—	—	—	—

Balance, end of period	$662	$583	$573	$—	$1,235

Contributed surplus
Balance, beginning of period	$6	$2	$2	$—	$8
Stock-based compensation	1	—	—	—	1

Balance, end of period	$7	$2	$2	$—	$9

Retained deficit
Balance, beginning of period	$(230)	$(159)	$(133)	$13	$(350)
Earnings (loss)	5	(36)	(34)	—	(29)
Common share dividends	(30)	—	—	—	(30)

Balance, end of period	$(255)	$(195)	$(167)	$13	$(409)

Accumulated other comprehensive loss
Balance, beginning of period	$—	$—	$(41)	$(20)	$(61)
Other comprehensive loss	(15)	—	—	(14)	(29)

Balance, end of period	$(15)	$—	$(41)	$(34)	$(90)

Shareholders’ equity	$399	$390	$367	$(21)	$745

(Unaudited) Nine months ended September 27, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclassifications (USD)	Norbord Restated (USD)
Share capital
Balance, beginning of period	$661	$583	$573	$—	$1,234
Issue of common shares	1	—	—	—	1

Balance, end of period	$662	$583	$573	$—	$1,235

Contributed surplus
Balance, beginning of period	$6	$2	$2	$—	$8
Stock-based compensation	1	—	—	—	1

Balance, end of period	$7	$2	$2	$—	$9

Retained deficit
Balance, beginning of period	$(190)	$(156)	$(131)	$13	$(308)
Earnings (loss)	23	(39)	(36)	—	(13)
Common share dividends	(88)	—	—	—	(88)

Balance, end of period	$(255)	$(195)	$(167)	$13	$(409)

Accumulated other comprehensive loss
Balance, beginning of period	$(1)	$—	$(41)	$(13)	$(55)
Other comprehensive loss	(14)	—	—	(21)	(35)

Balance, end of period	$(15)	$—	$(41)	$(34)	$(90)

Shareholders’ equity	$399	$390	$367	$(21)	$745

(Refer to Notes in note 14(f))

(e)	Reconciliation of the consolidated Statements of Cash Flows for the three months and nine months ended September 27, 2014

(Unaudited) Three months ended September 27, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclassifications (USD)	Norbord Restated (USD)
CASH PROVIDED BY (USED FOR):

Operating activities
Earnings (loss)	$5	$(36)	$(34)	$—	$(29)
Items not affecting cash:
Depreciation	15	7	6	—	21
Deferred income tax	(11)	(3)	(2)	—	(13)
Finance costs	—	6	5	(5)	—
Loss on derivative financial instrument on Ainsworth Notes	—	13	12	—	12
Foreign exchange loss on Ainsworth Notes	—	17	16	—	16
Other items	(8)	1	2	(4)	(10)

	1	5	5	(9)	(3)
Net change in non-cash operating working capital balances	17	7	7	9	33
Net change in tax receivable	4	—	—	—	4

	22	12	12	—	34

Investing activities
Investment in property, plant and equipment	(21)	(9)	(9)	—	(30)
Investment in intangible assets	—	—	—	(1)	(1)

	(21)	(9)	(9)	(1)	(31)

Financing activities
Common share dividends paid	(30)	—	—	1	(29)
Repayment on equipment financing loans	—	(7)	(6)	—	(6)

	(30)	(7)	(6)	1	(35)

Foreign exchange revaluation on cash and cash equivalents held	—	—	(6)	—	(6)

Cash and cash equivalents
Decrease during period	(29)	(4)	(9)	—	(38)
Balance, beginning of period	83	105	99	—	182

Balance, end of period	$54	$101	$90	$—	$144

(Unaudited) Nine months ended September 27, 2014 ($ millions)	Norbord (USD)	Ainsworth (CAD)	Ainsworth (USD)	Adjustments & Reclassifications (USD)	Norbord Restated (USD)
CASH PROVIDED BY (USED FOR):

Operating activities
Earnings (loss)	$23	$(39)	$(36)	$—	$(13)
Items not affecting cash:
Depreciation	43	21	19	—	62
Deferred income tax	(16)	(4)	(4)	—	(20)
Finance costs	—	19	17	(17)	—
Loss on derivative financial instrument on Ainsworth Notes	—	9	9	—	9
Foreign exchange loss on Ainsworth Notes	—	18	17	—	17
Other items	(3)	1	1	(2)	(4)

	47	25	23	(19)	51
Net change in non-cash operating working capital balances	(34)	(23)	(22)	8	(48)
Interest paid	—	(13)	(12)	12	—
Net change in tax receivable	3	2	2	—	5

	16	(9)	(9)	1	8

Investing activities
Investment in property, plant and equipment	(66)	(22)	(20)	—	(86)
Investment in intangible assets	—	—	—	(2)	(2)

	(66)	(22)	(20)	(2)	(88)

Financing activities
Common share dividends paid	(88)	—	—	1	(87)
Debt issue costs	(1)	—	—	—	(1)
Repayment of equipment financing loans	—	(10)	(9)	—	(9)

	(89)	(10)	(9)	1	(97)

Foreign exchange revaluation on cash and cash equivalents held	—	—	(6)	—	(6)

Cash and cash equivalents
Decrease during period	(139)	(41)	(44)	—	(183)
Balance, beginning of period	193	142	134	—	327

Balance, end of period	$54	$101	$90	$—	$144

(Refer to Notes in note 14(f))

(f)	Notes to the Prior Period Financial Statements Reconciliations

(i)	Functional currency

For the periods prior to March 31, 2015, Ainsworth had assessed their functional currency to be Canadian dollars. For presentation purposes, all foreign-currency denominated assets and liabilities are translated at the rate of exchange prevailing at the reporting date, and all foreign-currency denominated revenues and expenses at average rates during the period. Equity items are translated at historical rates. Gain or losses on translation are included in accumulated other comprehensive income.

Upon closing of the Merger, the functional currency of Ainsworth was re-assessed and determined to be US dollars. Based on the change in functional currency, effective April 1, 2015, all foreign-currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Foreign-currency denominated non-monetary assets and liabilities, measured at historic costs, are translated at the rate of exchange at the transaction date. Foreign-currency denominated revenues and expenses are translated at average rates during the period. Equity items are translated at historical rates. Gains or losses on translation are included in earnings.

(ii)	Conformity in presentation

Amounts were reclassified to conform to Norbord’s presentation policies.

(iii)	Presentation of costs

Costs were incurred related to a terminated transaction with Louisiana-Pacific Corporation (LP) and do not have a continuing impact on Norbord’s financial results.

The following are supplemental balance sheet disclosures of the combined entity as at December 31, 2014 and they provide additional detail of significant balance sheet items not previously disclosed elsewhere in these financial statements.

NOTE 15. PROPERTY, PLANT AND EQUIPMENT

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Cost
January 1, 2014	$12	$331	$1,249	$108	$1,700
Additions	—	—	33	66	99
Disposals	—	—	(8)	—	(8)
Transfers	—	8	74	(82)	—
Effect of translation	—	(18)	(50)	(8)	(76)

December 31, 2014	$12	$321	$1,298	$84	$1,715

Accumulated depreciation
January 1, 2014	—	65	247	—	312
Depreciation	—	15	69	—	84
Disposals	—	—	(6)	—	(6)
Effect of translation	—	(5)	(11)	—	(16)

December 31, 2014	$—	$75	$299	$—	$374

Net
January 1, 2014	$12	$266	$1,002	$108	$1,388
December 31, 2014	12	246	999	84	1,341

NOTE 16. EMPLOYEE BENEFIT PLANS

Pension Plans

The Company has a number of pension plans in which participation is available to substantially all employees. Norbord’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The most recent actuarial valuation for funding purposes was conducted as of December 31, 2013.

Information about the combined defined benefit pension obligation and assets is as follows:

(US $ millions)	2014
Change in accrued benefit obligation during the year
Accrued benefit obligation, beginning of year	$149
Current service cost	3
Interest on accrued benefit obligation	7
Benefits paid	(8)
Net actuarial loss arising from changes to:
Demographic assumptions	4
Financial assumptions	19
Experience adjustments	3
Foreign currency exchange rate impact	(13)

Accrued benefit obligation, end of year (1)	$164

Change in plan assets during the year
Plan assets, beginning of year	$123
Interest income	6
Remeasurement gains:
Return on plan assets (excluding interest income)	6
Employer contributions	13
Benefits paid	(8)
Administrative expenses and taxes	(1)
Foreign currency exchange rate impact	(9)

Plan assets, end of year (1)	$130

Funded status
Accrued benefit obligation	$164
Plan assets	(130)

Accrued benefit obligation in excess of plan assets	$34

(1)	All plans have accrued benefit obligations in excess of plan assets.

NOTE 17. INCOME TAX

Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities in the balance sheet and the amounts used for income tax purposes.

The source of deferred income tax balances is as follows:

(US $ millions)	Dec 31, 2014	Jan 1, 2014
Property, plant and equipment, differences in basis	$(261)	$(270)
Benefit of tax loss carryforwards	128	85
Other differences in basis	10	13

Net deferred income tax liabilities	$(123)	$(172)

(US $ millions)	Dec 31, 2014	Jan 1, 2014
Deferred income tax assets	$29	$14
Deferred income tax liabilities	(152)	(186)

Net deferred income tax liabilities	$(123)	$(172)

As at December 31, 2014, Norbord had the following approximate tax attributes available to carry forward:

	Amount (millions)	Latest Expiry Year
Tax loss carryforwards

Belgium	€34	Indefinite
Canada – non-capital loss	CAD$300	2034
Canada – capital loss	CAD$226	Indefinite
United States	US$133	2034

The loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable. Certain deferred tax benefits relating to the above attributes have been included in deferred income taxes in the consolidated financial statements. At each balance sheet date, the Company assesses its deferred income tax assets and recognizes the amounts that, in the judgement of management, are probable to be utilized.

The expiry date, if applicable, of the unrecognized deferred tax assets is as follows:

(US $ millions)	Dec 31, 2014	Jan 1, 2014
2018 – 2034	$12	$19
Do not expire	39	36

Total	$51	$55

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax assets have not been recognized as at December 31, 2014 is $394 million (January 1, 2014 – $322 million).

NOTE 18. COMMITMENTS

As at December 31, 2014, Norbord has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 year	1–5 years	Thereafter	Total
Purchase obligations	$58	$111	$1	$170
Operating leases	5	7	—	12
Reforestation obligations	—	3	1	4

	$63	$121	$2	$186